1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD UPDATES HOLLISTER AND BURNSTONE MINERAL RESERVES
AND LIFE OF MINE ESTIMATES AND ANNOUNCES NEW TERM LOAN FINANCING

Highlights

  Hollister updated Mineral Reserve and 2011E production guidance of approximately 110,000 recovered gold equivalent ounces (Au(eqv) oz)
  Hollister forecast Life of Mine (“LOM”) average production of 110,000 Au(eqv) oz over 8 years at steady state with a cash cost, inclusive of royalties of approximately US$527 per Au(eqv) oz recovered over the LOM.
  Burnstone updated Mineral Reserve increased by 55% and 2011E production guidance of 110,000 to 140,000 recovered gold oz (Au oz)
  Burnstone forecast LOM average production of 254,000 Au oz over 25 years at steady state with a cash cost, inclusive of royalties, of US$450 per Au oz recovered over the LOM
  Final credit approval for Term Loan financing of US$60 million of which US$52 million will be used to retire senior secured notes

February 2, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces increases for both its Hollister Project and Burnstone Mine Mineral Reserve and life-of mine (“LOM”) estimates. The Company has also received credit committee approval for a US$60 million Term Loan financing from Credit Suisse AG, the proceeds of which will be used to repay the high cost Senior Secured Notes issued during the 2008 credit crisis.

Hollister Project, Carlin Trend, Nevada

Ongoing technical work at Hollister has resulted in a 13% increase, on a directly comparable basis, in the Mineral Reserves from those published in January 2009. (Capitalized terms not otherwise defined herein have the meanings set out in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects) The Hollister project is still in the trial mining stage, however, based on production techniques tested to date, the Company has estimated applicable call factors for mining of approximately 85% and metallurgical recoveries of approximately 92% for Au and 85% for Ag. Since the 2009 Mineral Reserve estimate, a total of 165,772 tons have been extracted at an average grade of 1.06 Au(eqv) oz/ton (36.4 g/t), delivering 176,387 Au(eqv) contained ounces. At a cut-off grade of 0.25 oz/ton (8.57 g/t) Au, the combined Proven and Probable Mineral Reserves contain an estimated net 907,000 Au(eqv) ounces, grading 0.79 oz/ton (27.02 g/t) Au and 4.75 oz/ton (163 g/t) silver (Ag) after application of the noted call factors for mining and metallurgical recoveries.

Results of Hollister’s January 2011 Mineral Reserve Estimate are shown below:

Reserve category	Cut-off oz/ton	Tons	Au oz/ton	oz Au	Ag oz/ton	oz Ag	Au equivalent oz
Proven	0.25	347,100	1.33	460,300	7.75	2,689,400	500,700
Probable	0.25	701,800	0.53	371,800	3.27	2,296,600	406,300
Total Proven & Probable	0.25	1,048,900	0.79	832,100	4.75	4,986,000	907,000

Note:

*The equivalent gold ounces reported herein were calculated using a gold price of US$1,000/oz, a silver price of US$15/oz. A call factor of 85% and metallurgical recovery factors of 92% for Au and 85% for Ag were applied.

The table below shows the reconciliation between the depleted January 2009 and January 2011 Mineral Reserve estimates, using a cut-off of 0.25 oz/t Au and applying similar call factors and metallurgical recoveries:

Description	Cut-off oz/ton	Tons (‘000)	Au equivalent oz/ton	Au equivalent oz (‘000)
January 2009 Reserve estimate*	0.25	1,398	0.90	1,257
Apply 85% call factor	N/A	-	-	(188)
Trial mined 2009 -2011	N/A	(166)	1.06	(176)
Apply metallurgical recoveries	N/A	-	-	(90)
Restated January 2009 Reserve estimate	N/A	1,232	0.65	803
January 2011 Reserve estimate	0.25	1,048	0.87	907
Mineral Reserves added				104

Note:	*No mining and plant recovery factors applied

A minimum stoping width of 0.91 meters (36 inches) was assumed for purposes of Mineral Reserve estimation, along with dilution defined as waste tonnes (or tons) carrying zero grade and 100 percent in-stope extraction. An analysis by the Company’s technical staff confirms that no systematic, in-stope pillars will be required because of the cut-and-fill trial mining method now being utilized. Based on the results of trial stoping and grade reconciliation studies, where vein widths of 0.76 meters (30 inches) or greater were considered, a total of 0.15 meters (six inches) of hanging wall dilution and 0.15 meters (six inches) of footwall dilution was applied. Where appropriate, other average dilution rates were applied. The in-situ wireframe model generated with the Mineral Resource update announced September 9, 2010, were used as basis for this mineral reserve update.

Using the updated Mineral Reserve estimate, an average production profile of 110,000 Au(eqv) oz over 8 years was projected with the estimated cash cost, inclusive of royalties, amounting to US$527 per Au(eqv) oz recovered over the LOM. Cash costs for 2011 are forecast to be in the range of US$550 – US$600 per Au eqv oz. The estimated Net Present Value (“NPV”) of the Hollister Project (using metal prices of US$1,000/oz for Au and US$15/oz for Ag) at a 5% discount rate is calculated at US$236 million.

Burnstone Mine, Witwatersrand Basin, South Africa

At Burnstone, Mineral reserves increased by 55% with the majority of the increase attributable to the improved geological information obtained from underground development and drilling conducted since the January 2009 reserve update as well as additional reserves included from Area 2. Detailed planning has shown that production at Area 2 of the Burnstone property can be increased and be extracted through separate infrastructure. Since the January 2009 reserve update, Great Basin Gold has completed over 6,000 meters (19,685 feet) of on-reef development and over 3,851 meters2 (41,452 feet2) of long hole stoping (“LHS”). The January 2011 Mineral reserve update and LOM planning is based on LHS as the preferred mining method, and the decrease in dilution from this mining method also positively impacted on the updated reserve estimate.

At a cut-off gold content of 350 centimeter-grams per tonne (cmg/t) the combined Proven and Probable Mineral reserves contain 6.4 million Au oz grading 4.47 g/t (0.13 oz/ton) Au after application of a 95% call factor for mining and a 95% metallurgical recovery. Currently, 53% of the Measured and indicated Mineral resources have been converted into Proven and Probable Reserves.

Results of Burnstone’s January 2011 Mineral Reserve Estimate are tabulated below:

Reserve category	Cut-off cmg/t	Tonnes	Au g/t	oz Au
Proven	350	29,784,000	4.11	3,933,000
Probable	350	14,436,000	5.23	2,427,000
Total Proven & Probable	350	44,220,000	4.47	6,360,000

Using the updated Mineral Reserve estimate, an average annual production profile of 254,000 Au oz over 25 years was scheduled with the cash cost, inclusive of royalties, amounting to US$450/oz of Au recovered over the LOM. The estimated NPV for Burnstone (using a metal price of US$1,000/oz for Au and an exchange rate of USD1: ZAR9) at a 5% discount rate is US$1,530 million.

The potential for an increase in the production build-up in the medium term using LHS as the preferred mining method is demonstrated by the updated LOM plan. On-reef development remains the key to delivering the planned production build-up and will therefore be the priority focus for 2011. The production range of 110,000 to 140,000 Au oz is therefore the result of the increased focus on on-reef development. Cash costs for 2011 are forecast in the range of US$520 – US$620/oz and are impacted by the diluted grade from the additional on-reef development.

The metallurgical plant has achieved its targeted rate for January 2011 of 90,000 tonnes milled. The current focus is to ramp up production and achieve a milling rate of 125,000 tons per month.

The Burnstone Mineral Resources have been revised in-line with the Mineral reserve update. The Mineral Resources announced August 23, 2010 were based on a “4 2 1 model”, which uses a minimum of 4 informing samples for a Measured Resource classification, 2 for an Indicated classification and 1 for an Inferred classification. The current model uses the same estimation parameters but more stringent classification criteria, which is a minimum of 6 informing samples for Measured, 3 for Indicated and 2 for Inferred.

A comparison of the Mineral Resources estimated under the two models at a range of gold content cut-off values is tabulated below:

Comparison of Burnstone 6 3 2 vs 4 2 1 Mineral Resource Estimates
		6 3 2¹ model			4 2 1² model
Resource Classification	Cut off Cmg/t	Mass M tons	Au grade g/t	Au Content Oz	Mass M tons	Au grade g/t	Au Content oz
Measured	300	41.2	5.67	7,496,000	40.0	5.78	7,435,000
Measured	350	37.2	5.78	6,900,000	36.5	5.90	6,927,180
Measured	400	33.1	5.94	6,326,000	33.7	6.01	6,514,390

Indicated	300	23.5	7.31	5,516,000	31.2	6.44	6,472,770
Indicated	350	21.3	7.60	5,199,000	27.2	6.84	5,978,830
Indicated	400	19.8	7.77	4,956,000	24.1	7.20	5,567,960

M + I	300	64.6	6.26	13,012,000	71.2	6.07	13,907,770
M + I	350	58.4	6.44	12,099,000	63.7	6.30	12,906,010
M + I	400	53.0	6.63	11,283,000	57.8	6.50	12,082,350

Inferred	300	66.8	4.33	9,306,000	67.5	4.33	9,392,970
Inferred	350	54.9	4.75	8,374,000	61.0	4.49	8,799,830
Inferred	400	49.1	4.86	7,679,000	52.2	4.75	7,977,520

Note:	Mineral Resources are undiluted and assume 100% metallurgical recoveries.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
The Mineral Resources under the 6 3 2 model above include the Mineral Reserves reported in the previous table.

¹ 6 3 2 indicates minimum number of informing points for Measured (6), Indicated (3) and Inferred (2)

² 4 2 1 indicates minimum number of informing points for Measured (4), Indicated (2) and Inferred (1)

At a 350 cmg/t cut-off, the tighter classification parameters have resulted in an 8% decrease in total Measured and Indicated Resources tonnage, a 2% increase in grade from 6.30 to 6.44 g/t Au, and a combined 6% adjustment downwards of contained gold in the Measured and Indicated Resources categories to 12.1 million ounces. The 350 cmg/t cut-off is lower than the 400 cmg/t used for previous estimates and conversions to Mineral Reserves, reflecting increased confidence in these estimates.

Term Loan Financing Finalized

Great Basin Gold has also obtained final credit approval from Credit Suisse AG to enter into a Term Loan Financing for US$60 million which is now primarily subject only to negotiation of customary definitive loan documents. Key terms include:

  Maximum term of 4 years from date of drawdown, with interest and capital repayment commencing 3 months after draw down.
  Interest at a margin of 3.75% over the USD LIBOR rate (currently 0.3%).
  Great Basin Gold will have the option to retire the loan 12 months after draw down at no additional cost.
  Secured by the Hollister Project and Esmeralda property.
  Hedging program typical for these facilities will be finalized and implemented in the following weeks. It is anticipated that a zero-cost-collar structure for a total of up to 105,000 Au oz over the next 4 years of gold production will form the basis for the program.

It is anticipated that this transaction will be closed before the end of February 2011. The net proceeds from this financing will be used to settle the 2008 Senior Secured Notes which currently bear interest at 14% per annum.

Ferdi Dippenaar, Great Basin Gold CEO, commented:

“Our ongoing evaluations of the two ore bodies, which encompass delineation drilling and results from trial mining, continue to confirm the value of the Hollister and Burnstone properties, as evidenced in both increased reserves and increased confidence in our measurements. The tighter geological controls used in determining these estimates are also improving trial stope tonnage and grade estimates and, as a consequence, our mine planning is benefiting from more accurate information.

“At Hollister, exploration drilling from underground is successfully tracking the lateral extensions of the Hollister veins northwestward to the Gloria vein system and the Butte bounding fault structure, and southeastward from the Gwenivere vein system to the Hatter Graben. As the underground development continues, there will be further opportunities to drill test the extensions of a number of high grade zones that are emerging from this evaluation work.

“Production from trial mining at Hollister is expected to remain at the level of 110,000 recovered-Au(eqv) oz/annum for the near future. We have conservatively estimated production at the Burnstone mine, which will experience its first full year of mining in 2011, and have focused the management team on prioritizing on-reef development to ensure that this plus 25-year life, world class project has a solid foundation to deliver successful production in the future.

“With the commitment of the Credit Suisse facility, Great Basin Gold now has the necessary funds to retire the US$52 million Senior Secured Notes, a debt facility put in place in November 2008. This both reduces our cost of capital and provides us better financial coordination with a single corporate lender.”

The Mineral Reserve estimates and other technical information herein were completed under the supervision of Johan Oelofse, Pr.Eng., FSAIMM, Great Basin Gold’s Chief Operating Officer. Mr Oelofse is a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, who has also reviewed and approved the information in this news release.

The Mineral Resource estimate for Burnstone was completed by Freddie de Bruin, Pr.Sci.Nat., of Deswik Mining and Resource Consultants, under the supervision of Phil Bentley, Pr.Sci.Nat., Great Basin Gold’s Vice President: Geology & Exploration. Mr Bentley is a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, who has also reviewed and approved the information in this news release.

Details of these estimates will be included in NI 43-101 compliant technical reports filed on www.sedar.com.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

Samples collected from the Hollister Development Block Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. The primary analytical facility for the Burnstone Project from 2003-2005 has been SGS Lakefield Research Africa (Pty) Limited and subsequently (2006-2010), ALS Chemex has been the primary laboratory. Both facilities are located in Johannesburg, South Africa.

This document contains “forward-looking statements” that were based on Great Basin Gold’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining the extent of mineral resources or reserves which exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected political, judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

Cash costs per ounce are numbers commonly used in the mining industry to assess performance. They are not terms recognized under generally accepted accounting principles. Investors will wish to review the NI 43-101 technical reports which support these estimates in order to understand the cost elements which make up the cash cost estimate.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms “measured resources”, ”indicated resources” and “inferred resources”. The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC-recognized reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The mineralized material at the Hollister Project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Hollister Project’s mineralization is considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2011 Update, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.